Filed by: Camden National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Northway Financial, Inc.

Commission File No.: 001-13227

The following is a transcript of an investor presentation on September 10, 2024 that was made in connection with the proposed transaction between Camden National Corporation (“Camden National”) and Northway Financial, Inc. (“Northway”).

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about Camden National’s beliefs, plans, strategies, predictions, forecasts, objectives, intentions, assumptions or expectations are not historical facts and may be forward-looking. These include, but are not limited to, statements regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Camden National’s estimates of future costs and benefits of the actions it may take; Camden National’s assessments of probable losses on loans; Camden National’s assessments of interest rate and other market risks; Camden National’s ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are often, but not always, identified by such words as “believe,” “expect,” “anticipate,” “can,” “could,” “may,” “predict,” “potential,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time.

Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Camden National and Northway. Such statements are based upon the current beliefs and expectations of the management of Camden National and Northway and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Camden National’s and Northway’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Camden National and Northway operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Camden National’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. These risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could affect Camden National’s business and financial performance. Any forward-looking statement speaks only as of the date on which it is made, and Camden National undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Camden National and Northway. Camden National intends to file a registration statement on Form S 4 with the SEC, which will include a proxy statement of Northway and a prospectus of Camden National, and Camden National will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Northway stockholders seeking the required stockholder approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NORTHWAY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by Camden National with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Camden National may be obtained free of charge under the “Investor Relations” section of Camden National’s website at http://www.camdennational.bank. Alternatively, these documents, when available, can be obtained free of charge from Camden National upon written request to Camden National Corporation, Attn: Corporate Secretary, 2 Elm Street, Camden, Maine 04843.

Participants in Solicitation

Camden National, Northway, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Camden National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2024, and certain other documents filed by Camden National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Camden National Corporation

NasdaqGS:CAC

M&A Call

Tuesday, September 10, 2024

Contents

Call Participants

EXECUTIVES

Michael R. Archer

Executive VP & CFO

Renée D. Smyth

Executive VP and Chief Experience &

Marketing Officer

Simon R. Griffiths

CEO, President & Director

ANALYSTS

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc.,

Research Division

Matthew M. Breese

Stephens Inc., Research Division

Stephen M. Moss

CGS International

Presentation

Operator

Good day, and welcome to the Camden National Corporation’s Conference Call. My name is Lydia, and I will be your operator for today’s call.

I’ll now turn the call over to Renee Smith, Executive Vice President, Chief Experience and Marketing Officer.

Renée D. Smyth

Executive VP and Chief Experience & Marketing Officer

Thank you. Good afternoon, and welcome to Camden National Corporation’s in Northway Financial’s Merger Conference Call. Joining us this afternoon are members of Camden National Corporation’s executive team Simon Griffiths, President and CEO; Mike Archer, Executive Vice President and Chief Financial Officer; and Ryan Smith, Executive Vice President and Chief Credit Officer.

Please note that today’s presentation contains forward-looking statements, and actual results could differ materially from what is discussed on today’s call. Cautionary language regarding these forward-looking statements is contained in our press release and on Pages 2 and 3 of our presentation issued this morning and in other reports we file with the SEC. All of these materials and public findings are available on our Investor Relations website at camdennational.bank.

In addition, today’s presentation includes a discussion of non-GAAP financial measures. Any references to non-GAAP financial measures are intended to provide meaningful insights. Certain non-GAAP measures are reconciled with GAAP in our presentation other non-GAAP measures are forward-looking and reconciliations are not provided because the company is unable to do that without unreasonable effort due to the inherent difficulty of predicting the current and financial impact of future events. I am pleased to introduce Camden National Corporation’s host, Simon Griffiths.

Simon R. Griffiths

CEO, President & Director

Thank you, Renee, and good afternoon, everyone. We appreciate you joining our call today on such short notice. I will provide some brief remarks on the strategic compelling opportunity Camden National’s merger with Northway Financial provides both organizations as well as an overview of the transaction details outlined in this morning’s press release. I will then turn it over to Mike to discuss our due diligence efforts and key financial highlights of the merger. As Renee noted, we’re also joined today by Ryan Smith, our Chief Credit Officer, as he and his team were an integral part of the due diligence efforts and are here to help support any specific credit-related questions during the Q&A session after our prepared remarks. I want to start by saying that this merger represents a rare opportunity to combine 2 high-quality and culture aligned franchises to build a premier Northern New England bank.

Over the past several years, our neighboring banking organizations have admired each other and developed a relationship through several meaningful discussions. Last year, I had the pleasure of meeting Bill Woodward, Chief Executive Officer and Chairman of Northway Financial. Bill and the Northway team have built a remarkable best-in-class $1 billion deposit franchise, almost $1 billion in loans and $1.3 billion in assets, complemented by strong credit and long-lasting customer relationships. I’d like to know each other through several very constructive dialogues that become quite evident that we are 2 strong New England franchises serving vibrant communities of New Hampshire and Maine.

As discussions progressed, we became even more confident that combining our 2 well-regarded organizations would be highly beneficial for our respective shareholders, customers, employees and communities. With increased scale and resources, we’ll be able to provide expanded opportunities for employees and serve customers to an even more robust suite of solutions while strengthening our ongoing investments in our communities. Our initial discussions centered around our complementary cultures are matching highly regarded strong credit and risk profiles and adjacent geographies.

During our discussions, extensive due diligence efforts and management conversations, we confirmed that Camden National and Northway have many like minded operating philosophies, strategies and core values. Notably, we have both share the same Jack Henry core operating system, similar loan portfolio mixes without any material credit concentrations and strong core deposit franchises. We concluded that through this combination, we believe we can build on each of our strong foundations to create an enhanced, more competitive financial institution with a sincere focus on delivering an outstanding customer experience.

Together, this will allow us to build upon Northway’s historic franchise and leverage the brand and customer relationships, Camden National has been building across New Hampshire through our commercial LPO strategy for many years. As I’ve mentioned on previous earnings calls, Camden National has made several strategic investments to accelerate its technology and digital road map.

We have made extensive advancements in digital conveniences, process automation, data mining and risk management tools. This merger provides an opportunity to leverage our technology and capabilities across an expanded customer base in a changing and dynamic market environment, where investments are crucial to accelerating growth. We see significant potential benefits for all our customers. The combination will provide greater access to capital through the combined company’s larger balance sheet and access to more banking offices and products.

Additionally, customers will benefit from Camden National’s meaningful and modernized Wealth products and services.

There will be no branch closures, with the exception of the consolidation of our two Portsmouth locations, which actually occupy the same building in an office park. All other Northway branch locations will remain, operating under the Camden National Bank name, minimizing customer disruption.

We are committed to the success and economic growth of our combined communities. I am pleased that both banks have an “Outstanding” CRA rating.

We expect this combination will have an immediate positive financial impact on our shareholders. Through this merger, we expect to significantly enhance our profitability profile, propelling our projected return on average assets above 1% in 2025, generating strong GAAP earnings per share accretion of 20% in 2025, and producing top-quartile financial returns in 2025 compared to our peers based on current analyst estimates. Adjusting for AOCI and interest rate marks, on a non-GAAP basis, the transaction is immediately accretive to tangible book value with no earn-back period with cash EPS accretion for 2025 of 5% and 2026 of 12%, highlighting the real economic benefit of this transaction.

Slide 6 highlights the strategic opportunity of this merger and positions Camden National with the number one deposit market share of all community banks in Maine and New Hampshire combined.

The combination highlights the strategic opportunity of the merger and positions Camden National with the number one deposit market share of all community banks in Maine and New Hampshire combined. The combination provides Camden National with immediate presence in higher growth markets in a contiguous state with the strength of the franchise and brand Northway has built over many years.

As shown on Slide 7, the combination demonstrates the opportunity to bolster our New Hampshire presence, including in the growing Hillsboro Rockingham communities.

Both Southern New Hampshire and Maine have benefited from population and large corporation growth as individuals and businesses capitalize on the lower cost delivering favorable business and operating environments and easy access to the beautiful Shalin and mountains. With our combined entities, we’ll have branch coverage within a 15-mile radius for 12 of the top 20 New Hampshire household income towns and cities with an expanded branch and brand presence, more bankers and a larger balance sheet in New Hampshire. We are primed to capture more opportunities and accelerate our previously discussed strategic growth initiatives.

Slide 8 demonstrates the strength of North way’s deposit base. They have an enviable position of a strong customer base with best-in- class deposit ranking. Our strategic investment in an online account platform scheduled to go live in Q1 2025, will provide additional opportunities to build and deepen relationships while maintaining pricing discipline.

Slides 9 and 10 provide an overview of deposits and loans as a combined organization and depict the striking similarities of our 2 organizations within our core business. As of June 30, 2024, our core deposits represented 86% of our total deposit base, and on a pro forma combined basis, this would continue, representing 85% of our total deposit base and maintaining a loan-to-deposit ratio of 92%. The same story holds true for the loan portfolio. Camden National and Northway have very similar loan portfolios with strong asset quality by all measures.

A strong credit culture is at the heart of each organization and has served each organization well. On a combined pro forma basis, total loans as of June 30, 2024, were $5.1 billion. Both Camden National and Northway have well-diversified portfolios without any significant credit concentrations. I’m excited about this incredible opportunity for employees, customers, communities and shareholders. Camden National’s merger with Northway Financial provides immediate, meaningful scale and bolsters our growth initiatives in New Hampshire and deepens our support of economic mortality within our communities. Our management team has deep acquisition experience, strong leadership and the debt to execute a seamless transaction. I’m confident in our ability to merge these 2 companies and build a premier Northern New England Bank.

I will now turn it over to Mike to provide an overview of our diligence efforts and to review the financial highlights of the deal.

Michael R. Archer

Executive VP & CFO

Thank you, Simon, and good afternoon, everyone. Slide 11 of the investor presentation provides an overview of the significant diligence work our teams performed over the past few months. Through collaborative efforts and conversations between the teams, we were able to review all of the key areas spanning the organization. I would highlight as part of our efforts, we completed a deep dive into Northway’s credit file with the support of an independent third party.

In total, we reviewed 65% of the commercial portfolio, all criticized and classified loans and 89% of their Office CRE portfolio. Our credit review and discussions with our management team validated the strength of Northway’s asset quality and strength of its credit culture as can be seen in his performance over the most recent cycle. A summary of key asset quality metrics for Northway can be seen on Slide 12.

Now we’ll transition to the structure and overall financial highlights of the transaction, which can be seen on Slide 13. This is a 100% all-stock deal with a fixed exchange ratio of 0.83 shares, Camden National common stock for each share of Northway Financial common stock. In total, Camden National issued approximately 2.3 million shares of its common stock and on a pro forma basis, current Camden National shareholders will own approximately 86% and Northway Financial shareholders will own approximately 14% of the combined entity.

Based on Camden National’s closing share price of $37.9 on September 9, 2024, the implied purchase price is $86.6 million or 139% of Northway Financial tangible book value and represented a 2.6% core deposit premium. Other transaction details include welcoming one Northway Financial Board member to our Board of Directors at closing, which we anticipate occurring in the first quarter of 2025, included within our combined pro forma financial model are several key assumptions as seen on Slide 14, including interest rate marks of 8.6% of total loans, credit marks to 1.1% of total loans. Creation of core deposit intangible assets of 4% of core deposits, estimated onetime transaction costs of $13.5 million and estimated cost synergies of 35%, of which 75% are estimated to be realized in 2025 and 100% in 2026. Within our pro forma financial model, we have not incorporated any revenue synergies.

That said, we believe there is great opportunity for additional fee income as a combined company in to deepen Northway’s commercial relationships with a stronger balance sheet. Through our financial modeling, we estimate GAAP EPS accretion of 20% in 2025 as a combined company over Camden National’s current consensus analyst estimates. For 2026, we estimate GAAP EPS accretion of 33% as a combined company over current consensus analyst estimates. These details can be seen on Slide 15.

At closing, the deal is estimated to be 16% dilutive to Camden National’s tangible book value due to the level of interest rate marks on Northway loan portfolio and the estimated earn-back period is 3.3 years. Adjusted for AOCI and interest rate marks on a non-GAAP basis, the transaction is projected to be immediately accretive to tangible book value per share with no earn-back period with cash EPS accretion for 2025 of 5% and 2026 of 12%, underlining the significant financial benefits of this transaction.

As a combined organization, we believe we are positioned for significant financial upside. In 2025, we estimate our return on average assets, return on average equity in efficiency ratio, all will reach top quartile performance compared to peers, as shown on Slide 16. Based on Camden National’s closing share price yesterday, our implied price to earnings multiple on a combined pro forma basis for 2025 is 9x, which represents a meaningful discount to peers who currently trade at 10.6x on a median basis while the top quartile trade at 12.4x. This concludes our comments. We’ll now open up the call for questions.

Question and Answer

Operator

Our first question today comes from Steve Moss with Raymond James.

Stephen M. Moss

CGS International

Congratulations on the transaction, guys. I wanted to start here by asking about with the Northway franchise, where you guys want to make investments in there? Are there areas that you want to enhance or maybe expand, whether it’s on the commercial lending side or other things?

Simon R. Griffiths

CEO, President & Director

Thanks, Steve, and good afternoon to you. I mean just start with the just fundamentals of the strength of their franchise, Steve, if I may. I think there’s just a real opportunity for us and it just creates a tremendous market opportunity, almost double the market size for us. We’re going to have a much increased size of balance sheet, which is going to give us an opportunity to really deepen relationships with some of our existing clients and new clients. And of course, the clients of Northway. And then you start to sort of get into your question, Steve. I think there’s tremendous opportunities from a product perspective.

I think we’ve got a really nice wealth business here. That’s obviously something that we can build and added to their business. We also see opportunities on the retail side, particularly as we start to think about some of the technology that we’ve talked about in some of our earnings earnings calls previously. So you put together kind of the package of the existing franchise that Bill and team have built out those foundations and then add into that some of the strengths that we have in the lending space also on the technology side and the customer — and the focus on the customer, I think it adds up to a very positive combination.

Stephen M. Moss

CGS International

Got it. Appreciate that, Simon. And then just curious here, pro forma balance sheet is still pretty similar to where you’re at. Are there any thoughts here as you make investments and expand the franchise about remixing any part of the balance sheet? Or just kind of curious if this caused you to make some changes to your mix?

Michael R. Archer

Executive VP & CFO

Yes, I can take that one, Steve. Certainly, I would tell you, nothing is baked into our models at this point. I think as we move closer to a legal day 1, that’s certainly something that we would evaluate further and kind of consider their opportunities to optimize potentially balance sheet restructures or other areas. Of course, all taking that in conjunction with just our overall — excuse me, ALM position and thinking about liquidity. So I think that’s work to be certainly done and certainly something we’ll evaluate in due course.

Stephen M. Moss

CGS International

Okay. I appreciate that. And then one more thing, just on the loan side, just curious about Northways average commercial and commercial real estate loan side? And what is the pro forma commercial real estate concentration here?

Simon R. Griffiths

CEO, President & Director

So generally speaking, what I would say is their average size, I don’t have it in front of me right now, Steve, but certainly smaller than ours. We can try to get that here. From a concentration perspective, right around $630, we were around $245 and they were slightly higher. I think as we think about on a preconcentration perspective, in particular, we don’t have the number in front of us, but I think it was right around $270, still providing lots of ample room there. And sorry, I just got the number here, Steve. The average size is $965,000.

Operator

Next question comes from Damon DelMonte with KBW.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Congrats on the transaction. Just kind of curious if you could give a little color on the deposit portfolio that Northway brings over. As noted in the release, they have a very low cost of deposits. I’m just kind of wondering what gave them a competitive advantage across their footprint to have such a favorable level.

Simon R. Griffiths

CEO, President & Director

Thanks, Damon. I appreciate the question, and thanks for joining today. Yes, this is a real credit to Bill and team. They’ve built certainly one of the preeminent deposit franchises in the Northeast and certainly a leading beta through the cycle, which I think is really a reflection, honestly, of just the focus they have on relationship banking, but tremendous focus on. And we’ve seen it through the loan book, just to focus on relationship, focus on really strong customer relationships and they really are embedded in the community. I think that’s the real attribute to Bill and team have done a really nice job there. And I think this gives us a real platform, Damon, in terms of our own growth. We are proud of our deposit franchise and believe we have certainly a great franchise and a great opportunity to lend. And this is going to be, I think, one of the real strength of this transaction, this combination and partnership that we’re going to hopefully have over the coming months.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Got you. Great. And then kind of along the lines of growth opportunities when you look at the combined bank, how do you kind of see the combined company’s targeted loan growth as we go through ‘25, but more so into 2. Do you think because of the opportunities and maybe some of the stronger economic markets in New Hampshire, you could start to see something in the kind of upper single-digit level? Or do you think it’s still like a mid-single-digit growth outlook?

Simon R. Griffiths

CEO, President & Director

Yes. Thanks for the question. I mean we’ve got in the box, mid-single-digit loan growth and deposit growth, which we think is very, very reasonable given the strength of the people, products and service, which I talked to earlier. We’ve certainly played middle of the fairway, but there’s certainly a tremendous opportunity here, and we can certainly see a lot of that — of the work that we’ve done in combination to the strength of their franchise proving to be a great asset and something we’re excited about as a management team.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Got you. Okay. And then just lastly, kind of a modeling question here for Mike. I think it was noted that the amortization on the CDI was 10 years. Is that some of the year’s digits or is that straight line?

Michael R. Archer

Executive VP & CFO

I believe we assume a straight line for that, Damon.

Operator

Our next question comes from Matthew Breese with Stephens.

Matthew M. Breese

Stephens Inc., Research Division

Good afternoon. I was hoping we could just start on the NIM and maybe just give us a couple of mile markers when the deal is all said and done, closed, where you expect the pro forma NIM to shake out and how much accretable yield impact do you think it will have on it?

Michael R. Archer

Executive VP & CFO

Yes, I can take that one, Matt, great question there. So we certainly — I mean, just maybe stepping back for a moment, as you recall, our stand-alone margin was around 240, I believe, for the second quarter. And Northway stand-alone is slightly higher than that, right around the 250 — kind of mid-250 area. So as a combined organization, we certainly see upside there. I would hopefully say both of us have a very similar look and feel just like loan and deposit portfolios imagine from a from an interest rate risk perspective. We’re both liability sensitive. We see there’s upside there. Certainly, as rates come down, not assuming that they do come down, we see great opportunity there for ourselves as a combined organization as well.

We do have baked into our financial model and estimates we have for 2025, we have right around $15 million of accretable net interest income pretax. And on, call it, the out year in 2026 there, we have around $20 million. We do just — the difference there primarily being the fact that we haven’t assumed close date end of March, so call it, 3/4 of the year benefit there. As you think about the margin on a per cash basis, we’re more in that mid-60s for 2025 and seeing that get up to the 270 level for 2026. But of course, if all that credible income, as you know, we see significant upside there from a GAAP basis. getting into mid-280s, if you will, and kind of creeping our way up towards 3%.

Matthew M. Breese

Stephens Inc., Research Division

Perfect. I appreciate all that. The next one for me was just on the capital front. So if I look at post-deal close, tangible common equity looks like it’s leading to fall around 6.1%. It just strikes me as a little bit on the thinner side. Curious how comfortable you are at that level, if there’s any contemplated capital actions on the back of the deal?

Simon R. Griffiths

CEO, President & Director

Yes. Thanks, Matt. Yes, we’re very comfortable at this level and our regulated capital remains strong, and we have strong organic growth, and we certainly see our ability with the engine that we’ve been kind of talking about today is an opportunity to return to normalized capital levels and certainly received positive indications as well from the regulators. So I think on an overall basis, when we take into effect the strategic value of this transaction, Matt, the strength we’ve been talking around in terms of the balance sheet size, and that’s a tremendous opportunity for us.

The opportunity to service our existing customers who’ve been asking for physical network in New Hampshire for some time. And I think that opens up a lot of doors. The scale of both organizations, the innovation and technology it adds up to a very positive story, and I think it’s going to certainly play well in terms of the capital ratio and return to those more normalized levels.

Matthew M. Breese

Stephens Inc., Research Division

Understood. Okay. And then Camden has been active on whole bank deals over the years, but I’d say patient as well. Simon, given your relatively brief tenure here at Camden so far. Should we expect the bank to be more active on the M&A front going forward? If so, what markets from here strike you as most interesting and most attractive?

Simon R. Griffiths

CEO, President & Director

Yes. Thanks for the question, Matt. And as I’ve said with you in previous calls, we certainly remain opportunistic. And I said to you, I think my words were along the lines of opportunistic, but it has to be the right deal. We are very confident that we’re sitting here today with exactly the right deal that we looked for contiguous market, strength in the areas that we’re interested in and value and a great team with Bell that have built a great business. So we’ll continue with that approach. I mean that’s exactly going to be the way forward. It’s going to be opportunistic. We’re going to only make the right deal at the right time for Camden National. So yes, and I think that certainly will be part of our strategy going forward.

Matthew M. Breese

Stephens Inc., Research Division

Great. And then just the last one. Just would love some thoughts or some general comments on how the quarter is going, particularly deposit cost, the NIM and loan growth and if there’s any sort of major changes on the credit front. That’s all I had.

Michael R. Archer

Executive VP & CFO

Yes, I can just give a quick high-level update there, Matt. Certainly, you’re going to stay away from some specifics. But what I would share with you is just in terms of what we have given for third quarter guidance continues to hold true. And overall, credit quality, asset quality continues to be very strong, and we’re really pleased how our own portfolio has been performing. It continues to perform.

Operator

We have no further questions. So this concludes our question-and-answer session. I’d like to turn the conference back over to Simon Griffiths for any closing remarks.

Simon R. Griffiths

CEO, President & Director

I want to thank you all for your time today and your interest in Camden National Corporation. We are truly excited about this opportunity to combine 2 great organizations. We wish you all a great rest of your day. Thank you.

Operator

Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.